10025585

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unified Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2960 N. Meridian St., Ste 300
(No. and Street)

Indpls., IN 46208
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa Gallagher 317-917-7039
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 22 2010
Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J D Cloud & Co LLP
(Name – *if individual, state last, first, middle name*)

1100 Mercantile Center, 120 E. 4Th Street, Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/1/10

OATH OR AFFIRMATION

I, Melissa Gallagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Financial Securities, Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melissa K. Gallagher
Signature

President
Title

Notary Public

BRENDA L. CHRISTIE
Notary Public- Seal
State of Indiana
My Commission Expires Jun 11, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

FINANCIAL STATEMENTS

For the year ended December 31, 2009

-CONTENTS-

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of Unified Financial Securities, Inc. (a wholly-owned subsidiary of Huntington Bancshares, Inc.) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unified Financial Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B and C is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 10, 2010

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF FINANCIAL CONDITION

At December 31, 2009

- ASSETS -	
CURRENT ASSETS:	
Cash and cash equivalents	$ 647,317
Accounts receivable - trade	85,810
Prepaid and other assets	33,969
TOTAL CURRENT ASSETS	767,096
FIXED ASSETS, net	1,236
INTANGIBLE ASSETS:	
Goodwill	358,174
Other intangible assets, net	90,338
TOTAL INTANGIBLE ASSETS	448,512
TOTAL ASSETS	$ 1,216,844
- LIABILITIES AND STOCKHOLDER'S EQUITY -	
CURRENT LIABILITIES:	
Payable to broker - dealers	$ 559
Accounts payable and accrued expenses	82,604
Income tax payable	1,563
Deferred income taxes	6,233
TOTAL CURRENT LIABILITIES	90,959
DEFFERED INCOME TAXES	7,390
TOTAL LIABILITIES	98,349
COMMITMENTS AND CONTINGENCIES	-
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 2,000 shares authorized, 1,800 issued and outstanding	1,800
Additional paid-in capital	750,432
Retained earnings	366,263
TOTAL STOCKHOLDER'S EQUITY	1,118,495
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,216,844

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF OPERATIONS

For the year ended December 31, 2009

REVENUE:	
Brokerage and brokerage services	$ 172,232
Administrative and support services	501,292
Other	5,008
TOTAL REVENUE	678,532
EXPENSES:	
Employee compensation and benefits	56,465
Occupancy	12,683
Depreciation and amortization	28,176
Professional fees	12,127
Intercompany management fee	229,103
Dues and memberships	17,569
Telephone	3,925
Other	8,796
TOTAL EXPENSES	368,844
Income before income taxes	309,688
Income tax expense	108,391
NET INCOME	$ 201,297

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.

(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2009	$ 1,800	750,432	164,966	917,198
Net income	-	-	201,297	201,297
Balance - December 31, 2009	$ 1,800	750,432	366,263	1,118,495

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

STATEMENT OF CASH FLOWS

For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 201,297
Adjustments to reconcile net income to net cash flows from operating activities:	
Amortization of intangibles	27,531
Depreciation	645
Provision for deferred income taxes	4,338
(Increase) decrease in operating assets:	
Accounts receivable	(8,676)
Receivable from affiliated company	2,195
Prepaid and other assets	(9,416)
Increase (decrease) in operating liabilities:	
Payable to broker dealers	(87)
Income taxes payable	(13,447)
Accounts payable and accrued expenses	44,296
NET CASH FLOWS FROM OPERATING ACTIVITIES	248,676
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	398,641
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 647,317
SUPPLEMENTARY CASH FLOW INFORMATION:	
Income taxes paid	$ 86,128

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unified Financial Securities, Inc. (the "Company"), an Indiana corporation, is a wholly-owned subsidiary of Huntington Bancshares, Inc. ("Huntington"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides passive distribution services to the mutual fund industry. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, and is therefore exempt from the requirements of Rule 15c3-3.

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

USE OF ESTIMATES –
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS –
For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE –
The Company carries its accounts receivable at the amount billed less an allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions.

FIXED ASSETS –
Fixed assets are reported at cost less depreciation. Depreciation of fixed assets is computed using the straight-line method over the estimated useful life of the assets of three years.

INTANGIBLE ASSETS –
Goodwill is not amortized, but is analyzed for impairment annually. In connection with this analysis, should the carrying amount of goodwill exceed its fair value, an impairment loss is recognized.

Other intangible assets represent the fair value assigned to customer relationships. These assets are being amortized over their estimated useful life of ten years using an accelerated method beginning January 1, 2007.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities. The Company is included in the consolidated federal income tax return of Huntington Bancshares, Inc. Huntington's consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. Under its tax sharing agreement with Huntington, the Company provides and remits income taxes to or receives an income tax benefit from Huntington.

Huntington and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city and foreign jurisdictions. Federal income tax audits have been completed through 2005. Various state and other jurisdictions remain open to examination for tax years 2000 and forward.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification 740, *"Income Taxes,"* which provides guidance on the recognition and measurement of uncertain tax positions. As of December 31, 2009, there were no unrecognized tax benefits. The Company does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

The Company recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of its provision for income taxes. There were no amounts recognized for interest and penalties for the years ended December 31, 2009 and no amounts accrued at December 31, 2009.

NOTE 2 - FIXED ASSETS

Fixed assets at December 31, 2009 consisted of:

Equipment	$ 1,935
Accumulated depreciation	(699)
Fixed assets, net	$ 1,236

NOTE 3 - INTANGIBLE ASSETS

Other intangible assets at December 31, 2009 consisted of:

Customer relationships	$ 177,450
Accumulated amortization	(87,112)
Intangible asset, net	$ 90,338

The estimated amortization for the years 2010 through 2014 is approximately $23,000, $19,000, $16,000, $13,000, and $10,000, respectively.

NOTE 4 - INCOME TAXES

The provision for income taxes for the year ended December 31, 2009 consists of the following components:

Current expense	$ 104,053
Deferred expense	4,338
Income tax expense	$ 108,391

At December 31, 2009, the deferred tax liability consisted of the tax effect of the difference in the tax basis and carrying value of intangible assets, fixed assets, and prepaid items. There are no gross deferred tax assets. Gross deferred tax liabilities are $13,623

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

Huntington allocates corporate overhead costs to the Company. These expenses are allocated based upon the number of employees and total assets. Huntington also pays the payroll and operating expenses and charges the Company. Unpaid reimbursement expenses and advances result in amounts payable to Huntington. The allocation of such overhead costs by Huntington was $6,658 for 2009. At December 31, 2009, the Company had payables to Huntington, included in accounts payable and accrued expenses, of $73,865.

The Company and Unified Fund Services, Inc. ("Funds") share leased office facilities, equipment, and administrative services. These expenses, totaling $222,445 in 2009, are allocated based upon estimated usage.

Additionally, Funds has an operating lease expiring December 31, 2017 for office facilities. The obligation is allocated between the Company and Funds on a month-to-month basis. The Company's allocation of rent expense was $12,683 for the year ended December 31, 2009.

At December 31, 2009, the Company has a trade receivable outstanding for $13,575 from certain Huntington sponsored mutual funds serviced by the Company. Additionally, the cash and cash equivalents is an investment money market fund managed by Huntington.

NOTE 6 - EMPLOYEE BENEFIT PLANS

Huntington maintains a 401(k) Plan and matches the employee's contribution of one hundred percent on the first three percent and fifty percent of the next two percent of the employee's before-tax contribution. In the first quarter 2009, the Plan was amended to eliminate employer matching contributions effective on or after March 15, 2009. For the year ended December 31, 2009, the Company's contribution was $70.

NOTE 7 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents, and accounts receivable. Cash and cash equivalents, consisting of investments in money funds, are maintained with Huntington. At times, cash balances held in financial institutions may exceed federally insured limits. The accounts receivable results from a broad base of mutual fund customers. The Company believes no significant concentration of credit risk exists with respect to these financial statements.

The Company had outstanding receivables from two mutual fund families totaling $38,778 and $13,575 at December 31, 2009. Revenues from these mutual fund families for 2009 were $140,275 and $201,835, or 21% and 30% of total revenue, respectively. Fees from these customers are primarily based on average assets under management and, therefore, may be subject to general market fluctuations.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (rule 15c3-1). The Uniform Net Capital Rule requires the Company to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000 at December 31, 2009, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2009, the Company had net capital of $536,581, which was $530,024 in excess of its required net capital of $6,557, and a net capital ratio of .1833 to 1.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent events are events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In preparing these financial statements, subsequent events were evaluated through February 10, 2010.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

SCHEDULE A –
COMPUTATION OF NET CAPITAL

As of December 31, 2009

NET CAPITAL:	
Total stockholder's equity	$ 1,118,495
Deductions and/or charges:	
Accounts receivable	(85,251)
Intangible assets	(448,512)
Prepaid and other assets	(35,205)
	(568,968)
Net capital before haircuts on securities positions	549,527
HAIRCUTS ON SECURITIES:	
Money market investments	12,946
NET CAPITAL	$ 536,581
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 98,349
TOTAL AGGREGATE INDEBTEDNESS	$ 98,349
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $5,000)	$ 6,557
Excess net capital	$ 530,024
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$ 526,746
Ratio: Aggregate indebtedness to net capital	.1833 to 1

No differences exist between the above computation and the computation in the Company's unaudited FOCUS Report (Form-X-17A-5).

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

SCHEDULE B –
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

As of December 31, 2009

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

SCHEDULE C-
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

As of December 31, 2009

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Unified Financial Securities, Inc., (a wholly-owned subsidiary of Huntington Bancshares, Inc.) (the "Company") as of and for the year ended December 31, 2009, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

February 10, 2010